# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Willdan Group, Inc., CIK 0001370450
CUSIP: 96924N100
Title of class of securities: Shares
Address of issuer's principal executive offices: 2401 E. KATELLA AVENUE, SUITE 300, ANAHEIM, California (CA), 92806
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001102598-22-000024
Filed by CIK 0001330387

## Reporting persons
- AMUNDI: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AMUNDI ASSET MANAGEMENT: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Willdan Group, Inc.
Address of issuer's principal executive offices: 2401 E. KATELLA AVENUE, SUITE 300, ANAHEIM, California, 92806

## Item 2. Person Filing
Name of person filing:
AMUNDI
AMUNDI ASSET MANAGEMENT
Address of principal business office or, if none, residence:
AMUNDI
91-93 boulevard Pasteur
75015 Paris, France

AMUNDI ASSET MANAGEMENT
90 boulevard Pasteur
75015 Paris, France
Citizenship: Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page
Percent of class: See Item 11 of each cover page
Sole power to vote or to direct the vote: See Item 5 of each cover page
Shared power to vote or to direct the vote: See Item 6 of each cover page
Sole power to dispose or to direct the disposition: See Item 7 of each cover page
Shared power to dispose or to direct the disposition: See Item 8 of each cover page

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
AMUNDI IRELAND LIMITED
KBI Global Investors (North America) Ltd
KBI Global Investors Ltd

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AMUNDI: /s/ Lisa M. Jones, President and Chief Executive Officer, Head of the Americas, Amundi US, Inc., By Power of Attorney (01/07/2025)
- AMUNDI ASSET MANAGEMENT: /s/ Lisa M. Jones, President and Chief Executive Officer, Head of the Americas, Amundi US, Inc., By Power of Attorney (01/07/2025)